Exhibit 99.5

Satyam Computer Services Limited

Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, Internet services , developing software products and business process outsourcing.

Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Ltd (hereinafter referred to as “Sify”), former subsidiary of Satyam Computer Services, is engaged in providing various services, such as Corporate Network and Technology Services, E-Business Services, Internet Access Services, Online Portal and Content Offerings.

Vision Compass Inc., (hereinafter referred to as “VC”), a wholly owned subsidiary of Satyam Computer Services, is engaged in the development and marketing of computer software for tracking, measuring, collaborating around and gaining intelligence from key business performance indicators.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Statement on Significant Accounting Policies

a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary undertakings. Subsidiary undertakings are those companies in which Satyam Computer Services, directly or indirectly, has an interest of more than one half of the voting power or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its

Satyam Computer Services Limited

subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii) Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognised in the profit and loss account. In case of forward contracts, the difference between the forward rate and the exchange rate at the inception of a forward exchange contract is recognised as income or expense over the life of the contract.

Foreign Branches:

All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction.

For the purpose of consolidation, Satyam adopts International Accounting Standard (IAS) 21 – “the effects of changes in Foreign exchange rates” for the translation of balances of non-Indian subsidiaries.

Satyam Computer Services Limited

Assets and Liabilities of non-Indian subsidiaries are translated at the year end exchange rate, fixed assets at the historical rates , Income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such

Satyam Computer Services Limited

reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method. Inventory of compact discs used for internet service activities is stated at the weighted average cost.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

Sify provides for gratuity, a defined benefit retirement Plan (the Gratuity Plan) encompassing all employees. The Gratuity Plan commenced on April 1, 1997. The Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee’s salary and the years of employment with Sify. Sify contributes each year to a Gratuity Fund administered by the Life Insurance Corporation of India.

No additional contributions are required to be made by Sify in excess of the unpaid contributions to the plan. Provision for leave encashment is made by Sify based on the unavailed leave to the credit of employees in accordance with the service rules of Sify computed on the basis of the basic salary drawn by the employee.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss

Satyam Computer Services Limited

account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at June 30, 2003

Rs. in Lakhs

		Schedule	As at 30.06.2003	As at 30.06.2002	As at
		Reference	(unaudited)	(unaudited)	31.03.2003

I. Sources of Funds :
1.	Shareholders’ Funds
	(a) Share Capital	1	6,290.86	6,290.80	6,290.86
	(b) Reserves and Surplus	2	224,808.05	197,088.98	213,534.45

			231,098.91	203,379.78	219,825.31
2.	Minority Interest	3	—	14,453.54	—
3.	Loan Funds
	(a) Secured Loans	4	898.15	794.62	752.80
	(b) Unsecured Loans		696.75	—	1,188.50

			232,693.81	218,627.94	221,766.61

II. Application of Funds :
1.	Fixed Assets
	(a) Gross Block	5	82,076.51	162,787.68	80,601.44
	(b) Less: Depreciation		52,320.59	109,190.81	49,434.80

	(c) Net Block		29,755.92	53,596.87	31,166.64
	(d) Capital Work in Progress		2,764.65	5,190.61	2,867.11

			32,520.57	58,787.48	34,033.75
2.	Investments	6	9,933.74	3,010.33	10,638.64
3.	Current Assets, Loans and Advances
	(a) Inventories	7	91.42	370.77	111.12
	(b) Sundry Debtors	8	51,659.41	45,103.59	49,151.64
	(c) Cash and Bank Balances	9	158,725.15	132,613.40	153,486.39
	(d) Loans and Advances	10	6,932.43	10,023.01	6,219.80
	(e) Other Current Assets
	- Interest Accrued on Fixed Deposits		3,489.85	209.86	1,852.64

			220,898.26	188,320.63	210,821.59
	Less: Current Liabilities and Provisions (a) Liabilities	11	17,369.64	26,275.30	17,221.80
	(b) Provisions	12	13,790.09	5,159.37	16,850.17
			31,159.73	31,434.67	34,071.97

	Net Current Assets		189,738.53	156,885.96	176,749.62
4.	Deferred Tax Assets/( Liabilities)	13	500.97	(55.83)	344.60

			232,693.81	218,627.94	221,766.61

	Notes to Accounts	19

The schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President - Finance	& Company Secretary)

Place : Secunderabad
Date : July 24, 2003

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter Ended June 30, 2003

Rs. in Lakhs

		Quarter ended	Quarter ended
	Schedule	30.06.2003	30.06.2002	Year ended
	Reference	(unaudited)	(unaudited)	31.03.2003

Income
- Services		56,517.00	51,420.27	219,917.23
- Sale of Hardware and Software		54.37	788.01	2,278.58
Other Income	14	1,077.85	1,168.17	3,958.15

		57,649.22	53,376.45	226,153.96

Expenditure
Personnel Expenses	15	27,989.79	25,677.90	107,033.45
Cost of Software and Hardware sold	16	20.51	616.92	1,639.68
Operating and Administration Expenses	17	12,523.07	14,074.33	57,591.66
Financial Expenses	18	25.90	58.22	184.05
Depreciation and Amortization (including impairment of goodwill)		2,975.53	4,639.64	17,969.41
Provision for decrease in value of Investments		—	3,161.13	3,361.13
Miscellaneous Expenditure Written Off		11.21	181.58	318.07

		43,546.01	48,409.72	188,097.45

Profit Before Taxation, Non-recurring/Extraordinary Items and Minority Interest		14,103.21	4,966.73	38,056.51
Provision for Taxation - Current		2,354.56	1,100.00	6,580.88
- Deferred		(156.37)	(10.44)	(410.87)
- Earlier years		—	—	6.22

Profit After Taxation and Before Non-recurring/Extraordinary Items and Minority Interest		11,905.02	3,877.17	31,880.28
Provision for dimunition in value of Investments		—	—	2,608.70
Profit After Taxation, Non-recurring/Extraordinary Items and Before Minority Interest		11,905.02	3,877.17	29,271.58
Share of loss in associate companies		(701.01)	—	(892.17)
Minority Interest		—	3,363.94	6,325.40
Profit After Taxation, Non-recurring/Extraordinary Items and Minority Interest		11,204.01	7,241.11	34,704.81
Add: Balance brought forward from previous year		48,632.45	27,750.52	27,750.52

Profit Available for Appropriation		59,836.46	34,991.63	62,455.33
Appropriations :
Interim Dividend		—	—	2,516.32
Final Dividend (Proposed)		—	—	6,919.94
Tax on distributed profits		—	—	886.62
Transfer to General Reserve		—	—	3,500.00

Balance carried to Balance Sheet		59,836.46	34,991.63	48,632.45

Earnings Per Share before Non-recurring / Extraordinary items and after Minority Interest (Rs. per equity share of Rs. 2 each)
Basic		3.56	2.30	11.86
Diluted		3.56	2.29	11.83
Earnings Per Share after Non - recurring and Extraordinary items and Minority Interest - (Rs. per equity share of Rs. 2 each)
Basic		3.56	2.30	11.03
Diluted		3.56	2.29	11.00
No. of Shares used in computing Earnings Per Share
Basic		314,542,800	314,540,000	314,541,056
Diluted		314,850,759	315,844,216	315,389,885
Notes to Accounts	19

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President - Finance	& Company Secretary

Place : Secunderabad
Date : July 24, 2003

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in Lakhs

		As at	As at	As at
		30.06.2003	30.06.2002	31.03.2003
		(unaudited)	(unaudited)

1.	Share Capital
	Authorised :
	37,50,00,000 Equity Shares of Rs.2 each	7,500.00	7,500.00	7,500.00

	Issued and Subscribed:
	314,542,800 (June 02 - 314,540,000; March 03 - 314,542,800) Equity Shares of Rs.2 each fully paid-up	6,290.86	6,290.80	6,290.86

	Out of the above:
	40,00,000 Equity Shares of Rs.2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited
	14,05,95,000 Equity Shares of Rs.2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company
	3,33,50,000 Equity Shares of Rs.2 each fully paid-up represent 1,66,75,000 American Depository Shares
	2,800 (June 02 - Nil; March 03 - 2,800) Equity Shares of Rs.2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B
2.	Reserves and Surplus
	Share Premium Account
	As at the commencement of the year	78,711.38	78,706.43	78,706.44
	Add: Received on account of issue of ADS / ASOP	—	—	4.94

		78,711.38	78,706.43	78,711.38

		78,711.38	78,706.43	78,711.38
	Capital Reserve
	As at the commencement of the year	71,890.49	72,666.91	72,666.90
	Add: Gain on dilution in share holding of subsidiary	(3.89)	—	—
	Less : Pursuant to change in ownership interest in Subsidiary	—	—	(776.41)

		71,886.60	72,666.91	71,890.49

	General Reserve
	As at the commencement of the year	14,804.88	11,390.92	11,390.92
	Add: Transfer from the Profit and Loss Account	—	—	3,500.00

		14,804.88	11,390.92	14,890.92
	Less : Accumulated share of loss in Joint Ventures	—	(86.04)	(86.04)

		14,804.88	11,304.88	14,804.88

	Currency Translation Reserve	(515.10)	(644.74)	(585.28)
	Employee Stock Options
	Employee Stock Options Outstanding	94.02	99.47	94.02
	Less: Deferred Employee Compensation	10.19	35.60	13.49

		83.83	63.87	80.53

	Balance in Profit and Loss Account	59,836.46	34,991.63	48,632.45

		224,808.05	197,088.98	213,534.45

3.	Minority Interest
	As at the commencement of the year	—	17,817.48	17,817.48
	Less: Share of loss for the period	—	(3,363.94)	(6,325.40)
	Less: Pursuant to change in ownership interest in subsidiary	—	—	(11,492.08)

		—	14,453.54	—

4.	Secured Loans
	Working Capital Loans	185.32	—	—
	Vehicle Loans	712.83	794.62	752.80

		898.15	794.62	752.80

Satyam Computer Services Limited

Schedules forming part of the Consolidated Balance Sheet

5.	Fixed Assets	Rs. in Lakhs

	GROSS BLOCK

	Cost as at			Cost as at
DESCRIPTION	01.04.2003	Additions	Deletions	30.06.2003

1.Goodwill	1,572.45	—	—	1,572.45
2. Land & Land Development
-Freehold	1,813.90	—	—	1,813.90
-Leasehold	813.30	—	—	813.30
3. Buildings*	4,179.27	—	—	4,179.27
4. Plant and Machinery (Including Computers and software)	56,388.48	1,159.63	0.52	57,547.59
5. Office Equipment	1,149.04	38.54	—	1,187.58
6. Furniture, Fixtures and Interiors	12,383.73	230.43	—	12,614.16
7. Vehicles	1,719.57	188.47	148.40	1,759.64
Add : Share of Fixed Assets in Joint Ventures	581.70	6.92	—	588.62

Total	80,601.44	1,623.99	148.92	82,076.51

As at 30.06.2002	161,818.96	1,042.10	73.38	162,787.68

[Additional columns below]

[Continued from above table, first column(s) repeated]

	DEPRECIATION				NET BLOCK

	As at	For the		As at	As at	As at
DESCRIPTION	01.04.2003	period	Deletions	30.06.2003	30.06.2003	31.03.2003

1.Goodwill	—	—	—	—	1,572.45	1,572.45
2. Land & Land Development
-Freehold	—	—	—	—	1,813.90	1,813.90
-Leasehold	1.17	0.10	—	1.27	812.03	812.13
3. Buildings*	704.92	37.23	—	742.15	3,437.12	3,474.35
4. Plant and Machinery (Including Computers and software)	38,454.44	2,287.61	0.52	40,741.53	16,806.06	17,934.04
5. Office Equipment	750.67	37.79	—	788.46	399.12	398.37
6. Furniture, Fixtures and Interiors	8,596.62	483.28	—	9,079.90	3,534.26	3,787.11
7. Vehicles	628.21	86.10	89.22	625.09	1,134.55	1,091.36
Add : Share of Fixed Assets in Joint Ventures	298.77	43.42	—	342.19	246.43	282.93

Total	49,434.80	2,975.53	89.74	52,320.59	29,755.92	31,166.64

As at 30.06.2002	105,693.17	4,639.64	1,142.00	109,190.81	53,596.87

*Includes Rs. 382.73 lakhs ( June 02 - Rs.382.73 lakhs, March 03 — Rs. 382.73 lakhs ) constructed on leasehold land .

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in Lakhs

		As at 30.06.2003		As at 30.062002	As at
		(unaudited)		(unaudited)	31.03.2003

6.	Investments
	Long Term Trade (unquoted) Investment in Joint Ventures:
	Satyam GE Software Services Private Limited Nil ( June 02 - 1,062,500; March 03 - Nil ) Equity Shares of Rs.10 each, fully paid-up		—	106.25		—
	Investment in Associate Companies:
	Sify Limited 1,21,82,600 Equity Shares of Rs.10 each, fully paid-up		9,833.74	—		10,538.64
	Other Investments
	Jasdic Park Company (480 Shares of J Yen 50,000 each, fully paid-up)	75.18			75.18
	Less: Received on liquidation	26.31			—
	Less : Provision for diminution	48.87	—	75.18	75.18	—

	Intouch Technologies Limited (833,333 Shares of 20 US cents each, fully paid-up)	1,090.18			1,090.18
	Less : Provision for dimunition	1,090.18	—	1,090.18	1,090.18	—

	Medbiquitious Services Inc., (3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)	157.08			157.08
	Less : Provision for diminution	157.08	—	157.08	157.08	—

	Avante Global LLC., (577,917 class ‘A’ units representing a total value of US Dollars 540,750, fully paid-up )	254.36			254.36
	Less : Provision for dimunition	254.36	—	254.36	254.36	—

	CricInfo Limited (43,605 Equity Shares of GBP 0.01 each, fully paid up and 9.19 convertible notes bearing interest rate of 8% of GBP 100,000 each fully paid-up)		—	200.00		—
	Cricinfo notes		—	1,056.47		—
	Current Investments Other than Trade (Quoted)
	HSBC Cash Fund — Growth Nil (June 02 - Nil; March 03 - 1,000,000) units of Rs.10 each (Sold during the period)		—	—		100.00
	UTI Liquid Cash Plan — Income Option 1,000,000 ( June 02 - Nil; March 03 - Nil) units of Rs.10 each purchased during the period (Market value Rs.10,009,100)		100.00	—		—
	National Saving Certificate		—	0.06		—
	Prudential ICICI Mutual Fund Nil (June 02 - 449,236, March 03 - Nil) units of Rs.10 each		—	46.99		—
	Shares in Indian Companies (Rs.10 each fully paid)		—	23.76		—

			9,933.74	3,010.33		10,638.64

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in Lakhs

	As at	As at	As at
	30.06.2003	30.06.2002	31.03.2003
	(unaudited)	(unaudited)

7. Inventories
Traded software and hardware	91.42	409.81	111.12
Less: Provision for slow moving inventory	—	(39.04)	—

	91.42	370.77	111.12

8. Sundry Debtors (Unsecured)
Considered good *
(a) Over six months old	1,414.85	2,098.26	1,475.40
(b) Other debts	50,244.56	43,005.33	47,676.24

	51,659.41	45,103.59	49,151.64
Considered doubtful	4,599.44	7,302.96	4,385.81

	56,258.85	52,406.55	53,537.45
Less: Provision for doubtful debts	4,599.44	7,302.96	4,385.81

* Debtors include Unbilled Revenue Rs.2,595.76 lakhs (June 02 - Rs.1,572.46 lakhs, March 03 - Rs.2,601.23 lakhs )	51,659.41	45,103.59	49,151.64

9. Cash and Bank Balances
Cash and Cheques on hand	16.07	375.61	24.49
Balances with Scheduled Banks
- On Current accounts	30,936.29	16,802.22	23,222.31
- On Deposit accounts	124,139.06	107,251.50	126,523.71
Unclaimed Dividend Accounts	256.67	202.31	269.31
Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	1.41	—	1.41
Bank One, Canada	1.23	—	1.54
BankOne, Michigan	23.28	—	6.68
Citibank NA, California	—	6.71	—
Citibank NA, Chicago	3.21	3.47	3.29
Citibank NA, Dubai	52.57	15.34	43.72
Citibank NA, Hong Kong	9.85	16.32	11.21
Citibank NA, Kualalumpur	19.76	5.22	87.92
Citibank NA, London	13.64	326.15	100.45
Citibank NA, New York	4.48	540.43	5.45
Citibank NA, Seoul	16.82	—	4.37
Citibank NA, Singapore	135.57	191.26	65.61
Citibank NA, Sydney	146.77	171.23	166.00
Citibank NA, Toronto	3.06	—	—
Commerce Bank, New York	201.38	2.81	—
Dresdner Bank, Saarbruecken	23.44	6.93	47.67
First Union Corporation, Atlanta	0.18	363.34	0.19
First Union Corporation, New Jersey	305.66	51.69	494.66
Honkong and Shanghai Banking Corporation, London	14.33	4.91	136.89
Honkong and Shanghai Banking Corporation, Shanghai	67.04	10.84	35.45
Honkong and Shanghai Banking Corporation, Tokyo	286.06	—	2.91
KBC Bank N V, Brussels	43.27	—	6.58
Lloyds TSB, Basingstoke	137.45	—	215.40
Mitsui Sumitomo Bank, Tokyo	154.98	745.95	421.50
Pudong Development Bank, Shanghai	0.03	—	—
United Bank, Vienna	224.53	3,385.92	163.51
United Overseas Bank, Singapore	135.85	—	45.90
Balances with Non-Scheduled Banks on Deposit Accounts
ABN Amro Bank, Amsterdam	—	244.35	—
Banque National De Paris , Dubai	1,332.00	1,381.53	1,359.53
Citibank NA, New York	—	488.70	—
Lloyds TSB, Basingstoke	19.21	18.66	18.73

	158,725.15	132,613.40	153,486.39

10. Loans and Advances @
(Considered good unless otherwise stated)
Loans and Advances
Secured — Loans	50.93	35.65	55.16
Unsecured — Advances recoverable in cash or in kind or for value to be received	4,501.60	7,143.22	3,971.86
- Deposits	2,379.90	2,844.14	2,192.78
Considered doubtful — Advances	6,228.50	2,189.07	1,252.69

	13,160.93	12,212.08	7,472.49
Less: Provision for doubtful Advances	6,228.50	2,189.07	1,252.69

	6,932.43	10,023.01	6,219.80

@ Includes Rs. 59.76 lakhs (June 02 — Rs. 84.24 lakhs, March 03 — Rs. 63.16 lakhs) due from Key Management Personnel

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in Lakhs

	As at	As at	As at
	30.06.2003	30.06.2002	31.03.2003
	(unaudited)	(unaudited)

11. Liabilities
Sundry Creditors
- Dues to small scale industrial undertakings	—	—	—
- Dues to other than small scale industrial undertakings	13,577.90	17,605.24	13,389.22
Advances from Customers	538.34	1,686.51	627.05
Unearned Revenue	833.56	2,026.89	778.13
Security Deposits from Customers	—	332.42	—
Investor Education Protection Fund — Unclaimed Dividends	256.67	202.31	269.31
- Unpaid Dividends	—	2,173.64	—
Interest accrued but not due on loans	—	1.22	—
Other Liabilities	2,163.17	2,247.07	2,158.09

	17,369.64	26,275.30	17,221.80

12. Provisions
Provision for Taxation (Less payments)	4,255.03	4,118.88	7,645.75
Proposed Dividend (Including tax thereon)	7,806.56	—	7,806.56
Provision for Post Project Execution Warranty	47.08	47.08	47.08
Provision for Gratuity and Leave Encashment	1,681.42	993.41	1,350.78

	13,790.09	5,159.37	16,850.17

13. Deferred Deferred Tax Assets/( Liabilities)
Debtors	689.98	511.11	725.52
Advances	74.04	75.27	75.85
Fixed Assets	(863.01)	(1,001.92)	(949.89)
Others	599.96	359.71	493.12

	500.97	(55.83)	344.60

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

Rs. in Lakhs

		Quarter ended	Quarter ended	Year ended
		30.06.2003	30.06.2002	31.03.2003
		(unaudited)	(unaudited)

14.	Other Income
	Interest on Deposits — Gross {Tax Deducted at Source Rs 426.02 lakhs } (June 02 - Rs 6.20 lakhs; ( March 03 - Rs.519.62 lakhs) 2002 - Rs.6.20 Lakhs)	2,096.68	435.87	3,467.17
	Profit on sale of current investments — Trade	2.76	—	0.59
	Profit on sale of Long Term Investments	—	—	1,833.55
	Appreciation in value of current investments (net)	—	1.86	3.11
	Gain/(Loss) on exchange fluctuations (net)	(1,069.91)	521.89	(2,323.11)
	Provisions no longer required written back	26.31	—	—
	Miscellaneous Income	22.01	208.55	976.84

		1,077.85	1,168.17	3,958.15

15.	Personnel Expenses
	Salaries and bonus	26,246.60	24,132.35	100,385.07
	Contribution to Provident and other funds	1,612.21	1,337.09	5,683.88
	Staff welfare expenses	127.68	201.00	940.53
	Employee stock compensation expense	3.30	7.46	23.97

		27,989.79	25,677.90	107,033.45

16.	Cost of software and hardware sold
	Opening inventory	111.12	431.42	431.43
	Add: Purchases	0.81	556.27	1,786.08
	Less: Pursuant to change in ownership interest in subsidiary	—	—	466.71
	Less: Closing inventory	91.42	370.77	111.12

		20.51	616.92	1,639.68

17.	Operating and Administration Expenses
	Rent	1,020.02	1,120.94	4,399.98
	Rates and taxes	35.76	78.34	471.60
	Insurance	321.61	131.72	873.54
	Travelling and conveyance	3,699.83	3,184.16	14,857.64
	Communication	1,148.02	2,814.36	9,199.81
	Printing and stationery	129.55	139.70	384.24
	Power and fuel	342.81	467.75	1,613.22
	Advertisment	213.11	108.44	400.50
	Marketing expenses	1,230.85	1,677.60	6,058.44
	Repairs and maintenance
	- Buildings	22.53	6.71	101.56
	- Machinery	145.51	169.99	783.81
	- Others	199.41	358.32	1,534.85
	Security services	33.70	49.11	157.08
	Legal and professional charges	1,427.80	972.56	6,056.29
	Provision for doubtful debts and advances	213.64	967.76	2,694.02
	Fixed assets sold and discarded (net)	40.72	38.32	71.33
	Loss on sale of Long term investments	—	25.25	—
	Directors’ sitting fees	0.30	0.60	2.20
	Auditors’ remuneration	16.95	69.91	152.12
	Donations and contributions	5.89	4.83	19.63
	Subscriptions	59.49	53.74	250.43
	Training and development	191.13	223.83	580.63
	Research and development	84.26	204.47	591.53
	Software charges	883.03	676.28	3,468.55
	Managerial Remuneration
	- Salaries	8.70	20.77	68.12
	- Commission	—	—	34.80
	- Contribution to P.F	1.04	1.76	6.16
	- Others	4.67	2.82	15.05
	Visa charges	462.84	104.65	704.75
	Miscellaneous expenses	579.90	399.64	2,039.78

		12,523.07	14,074.33	57,591.66

18.	Financial Expenses
	Interest on working capital loans	4.95	0.70	11.83
	Interest on term loans	—	4.38	—
	Other finance charges	20.95	53.14	172.22

		25.90	58.22	184.05

Satyam Computer Services Limited

19. Notes to Accounts

a)	List of domestic and foreign subsidiaries, Joint Ventures and Associates considered for consolidation:-

		Country of	Extent of Holding (%) as
Sl. No.	Name of the Subsidiary Company	Incorporation	at June30, 2003

	Subsidiaries :
1.	Satyam (Europe) Limited	UK	100.00
2.	Satyam Asia Pte Limited	Singapore	100.00
3	Vision Compass Inc.,	USA	100.00
4.	Satyam Manufacturing Technologies Inc.,	USA	100.00
5.	Nipuna Services Limited	India	100.00
6.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
	Associates :
7.	Sify Limited	India	36.00
	Joint Ventures :
8.	Satyam Venture Engineering Services	India	50.00
	Private Limited
9.	CA Satyam ASP Private Limited	India	50.00

The reporting date for all the above companies is March 31 except for Satyam Manufacturing Technologies Inc., for which the reporting date is December 31.

There is no change in the extent of holding in subsidiaries and joint ventures except Sify Limited where it changed from 37.15% to 36.00% since March 31, 2003

b)	Associate Stock Option Schemes

               Stock Option Scheme of Satyam Computer Services

a)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 65,00,000 equity shares of Rs. 2 each in Satyam Computer Services.

In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

Satyam Computer Services Limited

At the 12th Annual General Meeting held in May 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

b)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan – B” (ASOP — B) for which 26,000,000 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

Accordingly, options (net of cancellations) for a total number of 15,863,778 equity shares of Rs. 2 each were outstanding as at June 30, 2003 (10,343,182 as at June 30, 2002 and 14,464,148 as at March 31, 2003).

			Year ended
	Quarter ended June 30 (unaudited)		March 31

Options	2003	2002	2003

At the beginning of the period	14,464,148	10,197,327	10,197,327
Granted	1,457,558	253,887	5,403,344
Forfeited	(57,928)	(108,032)	(1,333,723)
Exercised	—	—	(2,800)
At the end of the period	15,863,778	10,343,182	14,464,148

c)	Associate Stock Option Scheme (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADSs are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP(ADS).

Accordingly, options (net of cancellation) for a total number of 1,316,099 ADS (1,140,925 as at June 30, 2002 and 1,263,275 as at March 31, 2003) representing 2,632,198 equity shares of Rs. 2 each were outstanding as at June 30, 2003 (2,281,850 as at June 30, 2002 and 2,526,550 as at March 31, 2003).

			Year
			ended
	Quarter ended June 30 (Unaudited)		March 31

Options	2003	2002	2003

At the beginning of the period	1,263,275	1,169,425	1,169,425
Granted	52,824	3,850	210,000
Forfeited	—	(32,350)	(116,150)
At the end of the period	1,316,099	1,140,925	1,263,275

Satyam Computer Services Limited

Pro-forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended June 30		Year
		(unaudited)		ended

	Particulars	2003	2002	March 31,2003

1	Profit after Taxation and Minority Interest before Non-recurring/Extraordinary Items
	- As reported (Rs. in lakhs)	11,204.01	7,241.11	37,313.51
	- Pro forma (Rs. in lakhs)	8,795.70	4,823.40	28,015.00
2	Earnings per share:
	Basic
	- No. of shares	314,542,800	314,540,000	314,541,056
	- EPS as reported	3.56	2.30	11.86
	- Pro forma EPS	2.80	1.53	8.91
	Diluted
	- No. of shares	314,850,759	315,844,216	315,389,885
	- EPS as reported	3.56	2.29	11.83
	- Pro forma EPS	2.79	1.53	8.88

The following assumptions were used for calculation of fair value of grants:

			Year
			ended
	Quarter ended June 30 (unaudited)		March 31

	2003	2002	2003

Dividend yield	0.61%	0.52%	0.86%
Expected volatility	69.00%	73.17%	69.00%
Risk-free interest rate	8.00%	10.32%	9.00%
Expected term (in years)	2.82	3.96	2.99

c)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

d)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. . Upto March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and products subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

Satyam Computer Services Limited

•	IT Services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	Software Products, product development and creation of propriety software.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Satyam’s operating segment information for the year ended March 31, 2003 and year ended March 31, 2002 are as follows:

Satyam Computer Services Limited

Business Segment

	Rs. in Lakhs

	Quarter ended June 30, 2003(unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	56,536.72	14.35	20.30	—	56,571.37
Inter Segment Sales	22.59	122.41	34.08	(179.08)	—
Total Revenue	56,559.31	136.76	54.38	(179.08)	56,571.37
Segment result–Profit/(Loss)	13,398.74	(232.27)	63.87	(179.08)	13,051.26
Interest expense	25.48	0.42	—	—	25.90
Other income	1,098.46	(3.60)	(17.01)	—	1,077.85
Income taxes	2,198.19	—	—	—	2,198.19
Profit/(Loss) from ordinary activities	12,273.53	(236.29)	46.86	(179.08)	11,905.02
Losses in Associate Company	(701.01)	—	—	—	(701.01)
Profit/(Loss) after Minority Interest	11,572.52	(236.29)	46.86	(179.08)	11,204.01
Other Segment Information
Capital Expenditure	1,442.66	78.89	—	—	1,521.55
Depreciation and amortization (including impairment of goodwill)	2,935.07	34.01	6.46	—	2,975.53
Non-cash expenses other than depreciation	2,440.64	—	15.21	—	2,455.85

	Rs. in Lakhs

	Quarter ended June 30, 2002(unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	52,116.57	—	91.71	—	52,208.28
Inter Segment Sales	34.71	—	—	(34.71)	—
Total Revenue	52,151.28	—	91.71	(34.71)	52,208.28
Segment result–Profit/(Loss)	3,875.72	—	15.77	(34.71)	3,856.78
Interest expense	58.22	—	—	—	58.22
Other income	1,168.15	—	0.02	—	1,168.17
Income taxes	1,089.56	—	—	—	1,089.56
Profit/(Loss) from ordinary activities	3,896.09	—	15.79	(34.71)	3,877.17
Minority Interest	3,363.94				3,363.94
Profit/(Loss) after Minority Interest	7,260.03	—	15.79	(34.71)	7,241.11
Other Segment Information
Capital Expenditure	1,114.23	—	—	—	1,114.23
Depreciation and amortization (including impairment of goodwill)	4,626.42	—	13.22	—	4,639.64
Non-cash expenses other than depreciation	5,225.91	—	—	—	5,225.91

	Rs. in Lakhs

	Year ended March 31,2003
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	221,774.89	—	420.92	—	222,195.81
Inter Segment Sales		—	122.92	(122.92)	—
Total Revenue	221,774.89	—	543.84	(122.92)	222,195.81
Segment result–Profit	34,165.14	—	117.27	—	34,282.41
Interest expense	184.05	—	—	—	184.05
Other income	4,031.52	—	(73.37)	—	3,958.15
Income taxes	6,176.23	—	—	—	6,176.23
Profit from ordinary activities	31,836.38	—	43.90	—	31,880.28
Losses in Associate Company	(892.17)	—	—	—	(892.17)
Provision for investments / advances	(2,608.70)	—	—	—	(2,608.70)
Minority Interest	6325.40	—	—	—	6,325.40
Profit after Minority Interest	34,660.91	—	43.90	—	34,704.81
Other Segment Information
Capital Expenditure	7,758.29	—	1.34	—	7,759.63
Depreciation and amortization (including impairment of goodwill)	17,928.60	—	40.81	—	17,969.41
Non-cash expenses other than depreciation	14,911.78	—	17.38	—	14,929.16

Satyam Computer Services Limited

Particulars of Segment Assets and Liabilities

	Rs. in Lakhs

	As at June 30, 2003 (unaudited)
		Software			Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	128,730.03	845.54	355.83	(5,492.69)	124,438.71
Investments	19,027.65	—	—	(9,093.91)	9,933.74
Bank Deposits	125,472.17	18.10	—	—	125,490.27
Other Assets	3,990.82	—	—	—	3,990.82
Total Assets	277,220.67	863.64	355.83	(14,586.60)	263,853.54
Segment Liabilities	32,294.89	94.14	8.36	(5,492.69)	26,904.70
Other Liabilities	5,849.93	—	—	—	5,849.93
Total Liabilities	38,144.82	94.14	8.36	(5,492.69)	32,754.63

Particulars of Segment Assets and Liabilities

	Rs. in Lakhs

	As at June 30, 2002 (unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	140,698.24	—	361.67	(3,549.39)	137,510.52
Investments	5,410.96	—	—	(2,400.63)	3,010.33
Bank Deposits	109,387.73	—	—	—	109,387.73
Other Assets	209.86	—	—	—	209.86
Total Assets	255,706.79	—	361.67	(5,950.02)	250,118.44
Segment Liabilities	30,634.85	—	230.33	(3,549.39)	27,315.79
Other Liabilities	4,913.60	—	(0.10)	—	4,913.50
Minority Interest	14,453.54	—	—	—	14,453.54
Total Liabilities	50,001.99	—	230.23	(3,549.39)	46,682.83

Satyam Computer Services Limited

Particulars of Segment Assets and Liabilities

	Rs. in Lakhs

	As at March 31,2003
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	118,333.00	—	422.67	(3,654.93)	115,100.74
Investments	19,632.55	—	—	(8,993.91)	10,638.64
Bank Deposits	127,901.96	—	—	—	127,901.96
Other Assets	2,197.24	—	—	—	2,197.24
Total Assets	268,064.75	—	422.67	(12,648.84)	255,838.58
Segment Liabilities	31,237.64	—	83.12	(3,654.93)	27,665.83
Other Liabilities	11,739.97	—	5.17	—	11,745.14
Total Liabilities	42,977.61	—	88.29	(3,654.93)	39,410.97

Geographic Segment

Revenue attributable to location of customers is as follows:

	Rs. in Lakhs

	Revenue from external customers
	Quarter ended June 30(unaudited)		Year ended
Geographic location	2003	2002	March 31 2003

North America	43,572.83	37,257.01	162,431.92
Europe	7,337.44	5,737.12	25,123.49
Japan	956.40	1,020.18	4,901.97
India	1,270.07	4,612.71	14,630.44
Rest of the World	3,434.63	3,581.26	15,107.99
Total	56,571.37	52,208.28	222,195.81

     Segment assets based on their location are as follows:

	Rs. in Lakhs

	Segment Assets
Geographic	As at June 30 (unaudited)		As at March 31
location	2003	2002	2003

North America	41,557.88	52,324.26	39,645.75
Europe	8,431.91	5,879.03	6,998.54
Japan	1,477.64	1,641.24	1650.43
India	67,212.60	73,432.44	61,656.88
Rest of the World	5,758.68	4,233.55	5,149.14
Total	124,438.71	137,510.52	115,100.74

Satyam Computer Services Limited

Segment assets based on their location are as follows (continued) :

	Addition to fixed assets
	Quarter ended June 30,		Year ended
	(unaudited)		March 31
Geographic location	2003	2002	2003

North America	91.61	104.54	312.86
Europe	7.82	45.10	61.52
Japan	5.23	2.50	109.80
India	1,210.85	948.34	7,078.95
Rest of the World	206.07	13.76	196.50
Total	1,521.57	1,114.24	7,759.63

Related Party Transactions:

Satyam computer services had transactions with the following related parties:

Associates: Sify Limited with its subsidiaries, Satyam Institute of e-business Limited and Sify E-learning Limited

Others : Satyam Associates Trust

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Anil Kekre, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan K, V.Srinivas, Subramaniam D and G. Jayaraman.

          i. Summary of the transactions with the above related parties is as follows:

	Rs. in Lakhs

	Transactions for the quarter ended June 30,
	2003(unaudited)

	Associates	Others

Outsourcing	17.90	—
Fixed Assets	2.59	—
Other Services	0.81	—
Advances	19.08	—

	Rs. in Lakhs

	Transactions for the Year ended March
	31,2003

	Associate	Others
Outsourcing	191.37	—
Fixed Assets	3.09	—
Other Services	11.17	—
Advances	—	104.00

Satyam Computer Services Limited

	Rs. in Lakhs

	Balance as at June 30, 2003 (unaudited)

	Associate	Others

Accounts Receivable	15.28	—
Payables	9.85	—
Investments	9,833.74	—
Advances	98.33	104.00

	Rs. in Lakhs

	Balance as at March 31,2003

	Associate	Others

Accounts Receivable	13.67	—
Payable	68.10	—
Investments	1,0538.64	—
Advances	70.05	104.00

Transactions with Directors and Key Managerial Personnel

	Rs. in Lakhs

	Transactions

			Year ended
	Quarter ended June 30 (unaudited)		March 31

Nature of Transactions	2003	2002	2003

Remuneration/Payable to Directors	14.41	13.16	88.83
Remuneration payable to Key Management Personnel	153.29	152.85	722.66

	Rs. in Lakhs

	Balances

	As at June 30 (unaudited)		As at March 31

Nature of Transactions	2003	2002	2003

Remuneration/Payable to Directors	22.62	21.91	22.62
Remuneration payable to Key Management Personnel	3.80	12.08	9.97

ii.	Loans and Advances due from the Key Management Personnel of Satyam are disclosed under Schedule No.10 of the consolidated financial statements.

Options granted and outstanding to the Key Management Personnel 2,093,040 {Includes 426,000 options granted under ASOP ADS} (868,500 {Includes 133,000 options granted under ASOP ADS} as at June 30, 2002 and 2,093,040 {Includes 426,000 options granted under ASOP ADS} as at March 31, 2003).

Satyam Computer Services Limited

e)	Obligation on long term non-cancelable operating leases

Satyam has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in Lakhs

	Quarter ended June 30		Year ended
	2003	2002	March 31 2003

Lease rentals (Refer Schedule 17 )	1,020.02	1,120.94	4,399.98

	Quarter ended June 30
	(unaudited)		Year ended
	2003	2002	March 31 2003

Obligations on non-cancelable leases
Not later than one year	877.31	688.80	909.81
Later than one year and not later than five years	2,039.50	1,839.10	2,268.59
Later than five years	313.91	204.62	344.78

	3,230.72	2,732.52	3,523.18

f)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended June 30				Year
		(unaudited)				ended
S. No	Particulars	2003		2002		March 31,2003

Basic
1.	Opening no. of shares		314,542,800		314,540,000		314,540,000
2.	Total Shares outstanding		314,542,800		314,540,000		314,541,056
3.	Profit after Taxation before , Minority Interest and Before Extraordinary items (Rs. in lakhs)		11,204.01		7,241.11		37,313.51
4.	Profit after Taxation, Minority Interest and Non-recurring / Extraordinary items (Rs. in lakhs)		11,204.01		7,241.11		34,704.81
5.	EPS before Non-recurring / Extraordinary items and after Minority Interest	Rs.	3.56	Rs.	2.30	Rs.	11.86
6.	EPS after Non-recurring/Extraordinary items and Minority Interest	Rs.	3.56	Rs.	2.30	Rs.	11.03
Diluted
7.	Stock options outstanding		307,959		1,304,216		848,829
8.	Total shares outstanding (including dilution)		314,850,759		315,844,216		315,389,885
9.	EPS before Non-recurring/Extraordinary items and Minority Interest	Rs.	3.56	Rs.	2.29	Rs.	11.83
10.	EPS after Non-recurring/Extraordinary items and
	Minority Interest	Rs.	3.56	Rs.	2.29	Rs.	11.00

Satyam Computer Services Limited

g)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated from April 1, 2002 included in these financial statements as at June 30, 2003, is as follows:

	Rs. in Lakhs

	Quarter ended	Quarter ended
	June 30, 2003	June 30, 2002	Year ended
Description	(unaudited)	(unaudited)	March 31, 2003

Income from Sales and Services	631.11	525.37	2,360.75
Other Income	9.34	(0.43)	(10.48)
Total	640.45	524.94	2,350.27

Personnel expenses	442.49	312.23	1,410.55
Other expenses	175.15	184.83	893.40
Interest	5.36	1.23	14.51
Depreciation	43.42	33.35	156.52
Total	666.42	531.64	2,474.98

Net Profit	(25.97)	(6.70)	(124.71)

Secured Loans	192.38	69.13	88.00
Fixed Assets	246.43	229.16	282.93
Inventories	91.42	—	111.12
Sundry Debtors	935.48	703.62	770.90
Cash and Bank Balances	244.08	323.94	310.55
Loans and Advances	217.96	21.50	170.97
Current Liabilities	577.90	517,79	542.84
Provisions	13.61	5.90	9.07

h)	Commitments and Contingencies

i.	Bank Guarantees outstanding Rs. 956.78 Lakhs (Rs. 505.03 Lakhs as at June 30, 2002 and Rs.1,664.92 Lakhs as at March 31, 2003).

ii.	Contracts pending execution on capital accounts, net of advances, Rs. 2,960.54 Lakhs (Rs.1,096.52 Lakhs as at June 30, 2002 and Rs.2,110.70 Lakhs as at March 31, 2003).

iii.	Forward Contracts outstanding Rs. 21,082.12 Lakhs (Equivalent US$ 44,500,000) (Nil as at June 30, 2002 and Rs.1,449.88 (Equivalent US$ 4,000,000) Lakhs as at March 31, 2003).

i)	Dividends

Dividends payable to equity shareholders are based on the net profit available for distribution as reported by Satyam Computer Services in its separate financial statements prepared in accordance with Indian GAAP. The net profit in accordance with the consolidated financial statements may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. The net profit available for distribution to equity shareholders was Rs. 12,149.34 Lakhs, Rs. 10,844.51 Lakhs and Rs. 30,742.23 Lakhs for the periods ended June 30, 2003, 2002 and year ended March 31, 2003 respectively.

j)	Reclassification

Figures for the corresponding period wherever necessary have been regrouped, recast, rearranged to conform to those of the current period.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the quarter ended June 30, 2003

		Quarter Ended	Quarter Ended
		30.06.2003	30.06.2002	Year Ended
		(unaudited)	(unaudited)	31.03.2003

A	Cash Flows from Operating Activities
	Net profit before Interest and Tax	12,076.82	3,951.63	34,211.49
	Depreciation and Amortization (including impairment of goodwill)	2,975.53	4,639.64	17,969.41
	Loss on sale of Fixed Assets	40.72	38.32	71.33
	Loss/(Profit) on sale of Long term Investments	—	25.25	(1,833.55)
	Provision for decrease in value of investments	—	3,161.13	3,361.13
	(Increase)/Decrease in Inventories	19.70	56.62	(42.21)
	(Increase)/Decrease in Sundry Debtors	(2,507.77)	1,987.03	(5,062.02)
	(Increase)/Decrease in Loans and Advances	(712.63)	(3,819.14)	(8,002.30)
	Increase/(Decrease) in Current Liabilities and Other Provisions	478.45	3,787.71	8,133.11
	Income Taxes Paid	(5,745.28)	200.19	(2,245.90)
	Exchange differences on translation of foreign currency cash and cash equivalents	575.60	(197.01)	1,568.15

	Net Cash Flow from Operating Activities	7,201.14	13,831.37	48,128.64

B	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(1,521.48)	(1,114.23)	(6,213.38)
	Purchase of Long Term Investments	—	(361.77)	(5,010.03)
	Purchase of Current Investments	(100.00)	—	(1,050.00)
	Proceeds from liquidation/sale of Long term Investment	26.31	—	1,939.80
	Proceeds from sale of Fixed Assets	18.46	30.36	171.56

	Long term deposits with scheduled banks	—	—	(123,254.27)
	Interest Income Received	449.95	252.47	1,243.10
	Proceeds from sale of Current Investments	102.76	—	1,050.59
	Acquisition of Minority Interest	—	—	—
	Interest on ADS Deposits	9.52	183.40	576.24

	Net Cash used for Investing Activities	(1,014.48)	(1,009.77)	(130,546.39)

C	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital (net of issue expenses)	—	—	5.00
	Proceeds from Secured Loans	393.88	209.96	591.27
	Repayment of Secured Loans	(248.53)	(109.79)	(470.01)
	Repayment of Unsecured Loan	(491.75)	—	(475.40)
	Financial Expenses Paid	(25.90)	(53.00)	(190.50)
	Dividends Paid	—	—	(4,689.96)

	Net Cash Flow from Financing Activities	(372.30)	47.17	(5,229.60)

D	Exchange differences on translation of foreign currency cash and cash equivalents	(575.60)	197.01	(1,568.15)
	Net Increase in Cash and Cash equivalents during the year	5,238.76	13,065.78	(89,215.50)
	Cash and Cash equivalents at the beginning of the year	30,332.12	119,547.61	119,547.62

	Cash and Cash equivalents at the end of the year	35,570.88	132,613.39	30,332.12

	Supplementary Information
	Cash and Cash equivalents at the end of the year	158,725.15	132,613.39	153,486.39
	Add: Current Investments in Mutual Funds considered as	100.00	—	100.00
	cash equivalents
	Less: Long Term Deposits with Scheduled Banks	(123,254.27)	—	(123,254.27)
	considered as Investments

	Balance considered for Cash Flow Statement	35,570.88	132,613.39	30,332.12

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President - Finance	& Company Secretary)

Place : Secunderabad
Date : July 24, 2003